CanAlaska Uranium Ltd.
CVV – TSX CVVUF – OTCBB DH7 – Frankfurt

July 24, 2013

To whom it may concern:

Re:        Audited Financial Statements for the year ended April 30, 2013 (“Statements”)

This is to advise that CanAlaska Uranium Ltd. is re-filing its audited financial statements for the year ended April 30, 2013, due to a transposed header on the Consolidated Statements of Net Loss and Comprehensive Loss. There is no change to categories or values.

The amended Statements are attached.

Yours truly,

CANALASKA URANIUM LTD.

“Dianne Szigety”
Corporate Secretary